Exhibit 10.27

IRWIN FINANCIAL CORPORATION RESTATED

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

FOR

[NAMED EXECUTIVE]

Effective April 25, 2002

IRWIN FINANCIAL CORPORATION
SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN
FOR
[NAMED EXECUTIVE]

The purpose of the Plan is to provide [NAMED EXECUTIVE], upon his retirement, and his beneficiary under the Irwin Financial Corporation Employees' Pension Plan (the "Pension Plan"), with the amount of company-provided benefits that are not provided under the Pension Plan due to the limitations imposed by Sections 415 and 401(a)(17) of the Internal Revenue Code. This Plan is effective with the approval of the Irwin Financial Corporation Board of Directors on April 25, 2002.

Section One
Definitions

1.1   Except to the extent otherwise indicated herein, and except to the extent otherwise inappropriate in the context, the definitions contained in the Pension Plan are applicable under this Plan.

1.2   "Board of Directors" means the Board of Directors of Irwin Financial Corporation.

1.3   "Code" means the Internal Revenue Code of 1986, as amended from time to time.

1.4   "Company" and "Employer" means Irwin Financial Corporation and any successor(s) in interest to Irwin Financial Corporation.

1.5   "Compensation Committee" means the Compensation Committee of the Board of Directors of the Company.

1.6   "Disability" means the inability to perform work, as determined by the Committee, in its sole discretion, and, at the Committee's discretion, a physician of the Company's choice.

1.7   "ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time.

1.8   "Participant" means [NAMED EXECUTIVE], [TITLE].

1.9   "Pension Plan" means the Irwin Financial Corporation Employees' Pension Plan, as amended from time to time.

1.10   "Plan" means the Irwin Financial Corporation Supplemental Executive Retirement Plan for [NAMED EXECUTIVE].

1.11   "Regular Benefit" means the amount of pension benefits payable to, or with respect to, the Participant on account of the Participant's termination of employment, or normal, early or late retirement, which would require payment of pension benefits under the Pension Plan.

1.12   "Supplemental Benefit" means, to the extent vested and to the extent that such amounts have not been forfeited pursuant to Section Two below, the excess, if any, of (i) the accrued benefit which would have been payable to, or with respect to, a Participant under the Pension Plan if the amount of such accrued benefit were calculated without giving effect to the limitations on compensation and benefits under Code Sections 415 and 401(a)(17), and (ii) the Participant's Regular Benefit.

Section Two
Entitlement to Plan Benefits

2.1   Requirements for Benefit Entitlement

Notwithstanding any other provisions hereof, except as otherwise determined by the Compensation Committee in its sole and absolute discretion, only the Participant named by the Compensation Committee in this Plan shall be entitled to Supplemental Benefit payments under this Plan.

The Compensation Committee may, at its sole discretion, extend supplemental retirement benefits to other key executives of the Company. In such event, a separate Plan shall be adopted by the Company.

2.2   Vesting

Subject to the provisions of Section 2.3, the Participant shall have a nonforfeitable right and be fully vested in the Supplemental Benefit under this Plan as of the earlier of the date the Participant completes five (5) years of Vesting Service under the Pension Plan or attains age sixty-five (65).

2.3   Forfeiture

(a)   Notwithstanding the provisions of Section 2.2, a Participant shall forfeit any and all rights he or she may have to any Supplemental Benefit as of the date his or her employment with the Company and each of its subsidiaries ends either involuntarily or voluntarily unless he or she is entitled as of the date of such termination, to an early, normal or late Retirement Benefit.

(b)   Notwithstanding subsection (a) or any other provision of this Plan, if the employment of a Participant is involuntarily terminated by the Company for Good Cause, as defined in subsection (c), as determined in the sole discretion of the Board, then the Participant shall forfeit any and all benefits payable under the Plan and any and all rights he or she or his or her beneficiaries may have, including those benefits that otherwise became payable (and rights that otherwise became vested) prior to such involuntary termination.

(c)   "Good Cause" means: (i) felony indictment or conviction, or entry of a plea of nolo contendre thereof; (ii) indictment, conviction or entry of a plea of nolo contendre for any crime or offense lesser than a felony involving moral turpitude, theft, dishonesty, breach of fiduciary duty to the Company, intentional disclosure of trade secrets, or other confidential or proprietary information of a material nature detrimental to the Company, or otherwise involving the property of the Company;

(iii) engaging in conduct which has caused demonstrable and serious injury to the Company, monetary or otherwise, as evidenced by a determination in a binding and final judgment, order or decree of a court or administrative agency of competent jurisdiction, after exhaustion or lapse of all rights of appeal; or (iv) gross dereliction of duties or other grave misconduct.

Section Three
Payment of Supplemental Benefits

3.1   Supplemental Benefits

The Supplemental Benefit of the Participant shall be paid directly to the Participant, or to his or her beneficiary, as applicable from the general assets of the Company in accordance with Section 3.2, except as provided under Section 3.2(i). Supplemental Benefits shall be payable as of the Early Retirement Date, Normal Retirement Date, or Late Retirement Date of the Participant, as defined under the terms of the Pension Plan.

3.2   General Provisions

(a)   The Company shall make no provision for the funding of any Supplemental Benefit payable hereunder that (i) would cause the Plan to be a funded plan for purposes of Code Section 404, or Title I of ERISA, or (ii) would cause the Plan to be other than an "unfunded and unsecured promise to pay money or other property in the future" under Code Section 83 and Treasury Regulation Section l.83-3(e); and shall have no obligation to make any arrangement for the accumulation of funds to pay any amounts under this Plan. Subject to the restrictions of the preceding sentence and paragraph (c) below, the Company, in its sole discretion, may establish a grantor trust described in Code Section 677 to accumulate funds to pay amounts under this Plan, provided that the assets of the trust shall be required to be used to satisfy the claims of the Company's general creditors in the event of the Company's bankruptcy or insolvency.

(b)   In the event that the Company shall decide to establish an advance accrual reserve on its books against the future expense of Supplemental Benefit payments, such reserve shall not under any circumstances be deemed to be an asset of the Plan but, at all times, shall remain a part of the general assets of the Company, subject to claims of the Company's creditors.

(c)   A person entitled to any amount under this Plan shall be a general unsecured creditor of the Company with respect to such amount. Furthermore, subject to the provisions of subsections (e), (f), (g), (h) and (i) below, a person entitled to a Supplemental Benefit shall have claim upon the Company only to the extent of the monthly payments thereof, if any, due up to and including the then current month and shall not have a claim against the Company for any subsequent monthly payment unless and until such payment shall become due and payable.

(d)   In event the Plan is canceled or terminated for any reason pursuant to Section 5.2, accrued benefits may, at the sole discretion of the Company, be paid in a lump sum to the Participant.

(e)   Subject to Section Two above, but notwithstanding any other provision hereof, there shall become immediately due and payable to or with respect to Participant a lump sum equal to the present actuarial value (determined as hereinafter provided) of Participant's accrued Supplemental Benefit if: (i) the Company refuses to make any payments due hereunder to Participant, unless refusal to make any payments due hereunder to Participant is based on facts and circumstances with respect to such Participant which reasonably justifies such refusal, based on the Participant engaging in conduct harmful to the interests of the Company; (ii) the Company makes a general assignment for the benefit of creditors; (iii) any proceedings under the Bankruptcy Act are instituted by the Company or, if instituted against the Company, is consented to or acquiesced in by it or remains undismissed for sixty days; or (iv) a receiver or trustee in bankruptcy is appointed for the Company. In addition, in the event of any such proceeding by or against the Company under the Bankruptcy Act, or any such assignment, Participant or his beneficiary shall be entitled to prove a claim for any unpaid portion of the benefit provided hereunder and, if the claim is not discharged in full in any such proceeding, or assignment, it will survive any discharge of the Company under any such proceeding or assignment. The present actuarial value of the accrued Supplemental Benefit shall be calculated using the actuarial assumptions provided in the definition of "Actuarial Equivalent" in the Pension Plan, calculated at the date of the event listed in Section 3.2(e)(i) through (iv) above.

(f)   In the event of the application of subsection (e) above, the Participant (or, in the event the Participant is deceased, his beneficiaries) (the "Claimants") shall appoint a single representative to pursue their respective claims against the Company. Such representative shall be a person or entity selected by, or agreed upon, by Claimants with unpaid benefits under the Plan equal to more than fifty percent (50%) of the total amount of unpaid benefits under the Plan.

(g)   The method of payment of Supplemental Benefits under the plan shall be payable to the Participant in the same form of benefit as the Participant elects for his Regular Benefit under the Pension Plan.

(h)   The Participant's beneficiary under the Plan with respect to his Supplemental Benefit, as well as any benefit payable under Section 3.2(i), shall be the person who is entitled to benefit payments under the Pension Plan on account of the death of the Participant.

(i)   Payment of Supplemental Benefits under the Plan shall commence at the Early, Late, or Normal Retirement Date of Participant, except as follows: (i) in the event of the Disability of the Participant prior to commencement of Supplemental Benefit payments, the Plan shall be canceled and terminated and all benefits accrued to date of Disability shall be paid to the Participant in a lump sum, (ii) in the event of death of the Participant prior to commencement of Supplemental Benefit payments, the Plan shall be canceled and terminated and all benefits accrued to date of death shall be paid to the Participant's beneficiary in a lump sum, and (iii) in the event of the

Participant's death after the commencement of Supplemental Benefit payments, the balance of such payments shall be paid to the Participant's beneficiary either by paying the remaining number of guaranteed payments so that the total number of equal payments to the Participant and beneficiary equals the number of payments the Participant was entitled to pursuant to the form of benefit elected under the Pension Plan and Section 3.2(g), or at the beneficiary's request, and in the sole discretion of the Compensation Committee, in one lump sum payment which shall be the actuarial present value of the remaining number of guaranteed payments due to the beneficiary as of the Participant's death, the actuarial present value of which shall be calculated as set forth in Section 3.2(e).

Section Four
Administration

4.1   Plan Administrator

The Company shall be the "administrator" of the Plan within the meaning of ERISA.

4.2   General Administration

Subject to the provisions of Section 4.1, the Compensation Committee shall be vested with the general administration of the Plan.   The Compensation Committee shall have the exclusive right to interpret the Plan.   The decisions, actions and records of the Compensation Committee shall be conclusive and binding upon the Company and all persons having or claiming to have any right or interest in or under the Plan.   Benefits under the Plan shall be paid only if the Compensation Committee determines, in its sole discretion, that the Participant is entitled to such benefits.

The Compensation Committee may delegate to such officers, employees or departments of the Company such authority, duties and responsibilities of the Compensation Committee as it, in its sole discretion, considers necessary or appropriate for the proper and efficient operation of the Plan, including, without limitation, (i) interpretation of the Plan, (ii) approval and payment of claims, and (iii) establishment of procedures for administration of the Plan.

Section Five
Amendment and Termination

5.1   Amendment of the Plan

Subject to the provisions of Section 5.3, the Plan may be wholly or partially amended or otherwise modified at any time by the Board of Directors of the Company.

5.2   Termination of the Plan

Subject to the provisions of Section 5.3, the Plan may be terminated at any time by the Board of Directors of the Company.

5.3   No Impairment of Benefits

Notwithstanding the provisions of Sections 5.1 and 5.2, no amendment to or termination of the Plan shall impair any rights to benefits which have accrued hereunder.

Section Six
Miscellaneous

6.1   Transferability of Interests

Except with respect to the designation of a beneficiary, Participant's rights and interests may not be anticipated, alienated, assigned, pledged, transferred, or otherwise encumbered.

6.2   No Right to Employment

This Plan shall not constitute a contract of employment between the Company and the Participant, and nothing contained herein shall be construed as conferring upon the Participant the right to continue in the employ of the Company. Unless subject to a separate contract of employment providing otherwise, the Participant's employment with the Company shall be "at will" and may be terminated by the Participant or the Company at any time and for any reason.

6.3   Effective Date

The Plan shall be effective immediately upon approval by the Board of Directors of the Company.

6.4   Governing Law

The Plan shall be governed by the laws of the State of Indiana.

6.5   Severability

If any clause, term, or condition of the Plan is found by a local, state or federal court of competent jurisdiction to be invalid or in violation of any law or regulation, all other terms, clauses and conditions shall be considered separately and shall remain valid and in effect.

6.6   Acceleration of Payments

The Company may, at its sole discretion, accelerate payments or pay Supplemental Benefits in a lump sum to Participant. Any acceleration or lump sum payment of the benefit described in Section 3.2(g) or 3.2(i) of the Plan shall be calculated using the actuarial assumptions provided in the definition of the Actuarial Equivalent in the Pension Plan, calculated as of the date such acceleration or lump sum payment commences.

6.7   Withholding

The Company shall withhold all legally required tax or other withholdings from Supplemental Benefit payments.

6.8   Limitation of Liability

No member of the Board of Directors or Compensation Committee and no officer, executive or employee of the Company shall be liable to any person for any action taken or omitted in connection with the administration of the Plan, nor shall the Company be liable to any person for any such action or omission. No person shall, because of the Plan, acquire any right to an accounting or to examine the books or the affairs of the Company. Nothing in the Plan shall be construed to create any trust or any fiduciary relationship between the Company and the Participant or any other person.

IN WITNESS WHEREOF, this Plan is executed this [DATE] day of [MONTH], 2002.

IRWIN FINANCIAL CORPORATION

By: /S/
[SIGNED BY/TITLE]

ATTEST:

        /S/
[ATTESTED BY/TITLE]

Exhibit 10.27 - RESTATED SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN
(Two individual agreements were entered into with the following named executives, with the differences in each agreement noted below.)

NAMED EXECUTIVE: William I. Miller
TITLE: Chairman of the Board of the Company
DATE/MONTH SIGNED: 2 July
SIGNED BY/TITLE: Theresa L. Hall/Vice President
ATTESTED BY/TITLE: Ellen Z. Mufson/Vice President & Assistant Secretary

NAMED EXECUTIVE: John A. Nash
TITLE: President of the Company
DATE/MONTH SIGNED: 26 June
SIGNED BY/TITLE: Theresa L. Hall/Vice President
ATTESTED BY/TITLE: Ellen Z. Mufson/Vice President & Assistant Secretary